FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release

February 19, 2009, Gold Reserve Reports on Rusoro and Endeavour Applications Seeking Permission to Appeal Interlocutory Injunctions

Forward Looking Statements

     Certain statements included herein constitute forward-looking statements that may state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. While certain statements in this report may be within the meaning of “forward-looking statements” under Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the safe harbor provided by Section 21E of the Exchange Act does not apply to any forward-looking statements made in connection with the offer by Rusoro to acquire Gold Reserve shares, including the forward-looking statements contained in this report. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and other countries to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas project, or the Brisas project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the request by Rusoro for leave to appeal the interlocutory injunction restraining Rusoro’s offer for Gold Reserve shares; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve shares; the price and value of the Gold Reserve notes; uncertainty as to the future value of Gold Reserve; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange

Commission (the “SEC”).

     In addition to being subject to a number of assumptions, forward-looking statements contained herein involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” as well as the risks identified in the filings by Gold Reserve with the SEC and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2007, dated March 31, 2008, and Gold Reserve’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the SEC on March 31, 2008.

(Signature page follows)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 19, 2009

GOLD RESERVE INC.
(Registrant)

By:	s/Robert A. McGuinness
Name:	Robert A. McGuinness
Title:	Vice President – Finance & CFO

GOLD RESERVE REPORTS ON RUSORO AND ENDEAVOUR APPLICATIONS SEEKING PERMISSION TO APPEAL INTERLOCUTORY INJUNCTIONS

SPOKANE, Washington, February 19, 2009

Gold Reserve Inc. (NYSE Alternext: GRZ) (TSX: GRZ) today announced that Rusoro Mining Ltd. (TSX-V: RML) (“Rusoro”) and Endeavour International Financial Corporation (“Endeavour”) have both served a motion with the Ontario Superior Court of Justice seeking permission to appeal to the Divisional Court the February 10, 2009 order that was granted against them. Rusoro and Endeavour are only able to appeal the interlocutory injunction order if the Superior Court grants their motions for permission to appeal. The motions are scheduled to be heard in Toronto on April 2, 2009. Gold Reserve will oppose the motions.

The appeal has been sought in respect of the following:

  the interlocutory injunction restraining Rusoro from proceeding with any hostile takeover bid to acquire the shares of Gold Reserve until the conclusion and disposition at trial of the action commenced by Gold Reserve, and the interlocutory injunction restraining Endeavour from having any involvement with a hostile takeover bid for Gold Reserve until the conclusion and disposition at trial of the action commenced by Gold Reserve.

If the motions for permission to appeal are granted, then a hearing on the appeal would be held at a later time by the Divisional Court.

Following the issuance of the interlocutory injunctions, Rusoro withdrew its hostile takeover bid for Gold Reserve class “A” common shares and equity units on February 10, 2009.

The legal action commenced December 16, 2008 by Gold Reserve is ongoing.

Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that may state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this release, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. While certain statements in this release may be within the meaning of “forward-looking statements” under Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the safe harbor provided by Section 21E of the Exchange Act does not apply to any forward-looking statements made in connection with the offer by Rusoro to acquire Gold Reserve shares, including the forward-looking statements contained in this release. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and other countries to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas project, or the Brisas project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or reacquire the necessary permits or additional funding for the development of the Brisas project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the request by Rusoro for leave to appeal the interlocutory injunction restraining Rusoro’s offer for Gold Reserve shares; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve shares; the price and value of the Gold Reserve notes; uncertainty as to the future value of Gold Reserve; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” as well as the risks identified in the filings by Gold Reserve with the SEC and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2007, dated March 31, 2008, and Gold Reserve’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the SEC on March 31, 2008.

Contacts:

Gold Reserve Inc. President A. Douglas Belanger, 509-623-1500 Fax: 509-623-1634 www.goldreserveinc.com Dan Katcher / Steve Frankel / Andi Salas Joele Frank, Wilkinson Brimmer Katcher 212-355-4449